Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hostess Brands, Inc.:
We consent to the incorporation by reference in the Registration Statements No. 333-214603 on Form S-3 and No. 333-215487 on Form S-8 of Hostess Brands, Inc. of our report dated March 14, 2017, with respect to the consolidated balance sheet of Hostess Brands, Inc. as of December 31, 2016, and the related consolidated statements of operations, stockholders’ equity, and cash flows for period November 4, 2016 through December 31, 2016 and with respect to the consolidated balance sheet of Hostess Holdings, L.P. and subsidiaries as of December 31, 2015, and the related consolidated statements of operations, partners’ equity (deficit), and cash flows for the period January 1, 2016 through November 3, 2016 and the years ended December 31, 2015 and 2014, which report appears in the December 31, 2016 annual report on Form 10‑K of Hostess Brands, Inc.
/s/ KPMG LLP
Kansas City, Missouri

March 14, 2017